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                           December 1, 2022

       Eli Kalif
       Executive Vice President, Chief Financial Officer
       Teva Pharmaceutical Industries Limited
       124 Dvora HaNevi   a Street
       Tel Aviv, Israel 6944020

                                                        Re: Teva Pharmaceutical
Industries Limited
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 9,
2022
                                                            Form 8-K Dated
November 3, 2022
                                                            File No. 001-16174

       Dear Eli Kalif:

               We have reviewed your October 26, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments.
       Unless we note otherwise, our reference to prior comment is to the comment in our September
       13, 2022 letter.

       Form 8-K Dated November 3, 2022

       Exhibit 99.1 Teva Reports 2022 Third Quarter Financial Results Non-GAAP Financial Measures, page 19

   1. We note your response to our prior comment and your proposed revisions to future earnings releases as
presented in Exhibit B. As indicated in the non-GAAP headnote and reconciliation tables
for the three and nine months ended September 30, 2022 and 2021, your revised non-GAAP
presentation appears to include most of the major captions of the consolidated statements
of income (loss), which continues to give undue prominence
                                                        to your non-GAAP
financial measures. Please further revise your presentation to comply with Question 102.10 of
the Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
 Eli Kalif
Teva Pharmaceutical Industries Limited
December 1, 2022
Page 2

       You may contact Li Xiao at 202-551-4391 or Frank Wyman at 202-551-3660 with any questions.



FirstName LastNameEli Kalif                           Sincerely,
Comapany NameTeva Pharmaceutical Industries Limited
                                                      Division of Corporation
Finance
December 1, 2022 Page 2                               Office of Life Sciences
FirstName LastName